

Gmail

Such A Funny Life Channel <suchafunnylifemovie@gmail.com>

## HLD Wefunder campaign draft

**Kerem Durdag**[redacted] Sat, Aug 14, 2021 at 11:18 AM
To: Such A Funny Life Channel <suchafunnylifemovie@gmail.com>

Oliver,

Thanks very much for sharing this. The message is clearly articulated and focused; great job. I do like the reference to "Gone Girl" because it coalesces a "guidepost" to what this movie is about.

Are you planning to do a coordinated/concerted crowdfunding campaign in the fall once you have the casting announcements etc. in place?

Cheers,
Kerem

[Quoted text hidden]





Gmail

Such A Funny Life Channel <suchafunnylifemovie@gmail.com>

## Hero.Loss.Dirt-- Test Readings

**Such A Funny Life Channel** <suchafunnylifemovie@gmail.com> Mon, Nov 8, 2021 at 11:10 AM
To: Octavius Prince [redacted]

Hey my friend. Following up with new sweet revision of the script attached. Hope all is well. We are going live on Wefunder to raise final funds for the film. Up to Zoom call or whatevs when ready.

**Oliver Mann**
Writer | Director | Producer
Open Sense Productions
[redacted]
Oliver Mann IMDb

[Quoted text hidden]

**HERO.LOSS.DIRT. Revised 11_4_21.pdf**
211K



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